Form 10KSB40, Exhibit 13
period 1997-06-30
PEOPLES SAVINGS FINANCIAL CORP /PA/
filed 1997-09-29
CIK 912861

EXHIBIT 13

                            PEOPLES SAVINGS FINANCIAL
                                   CORPORATION




     -----------------------------------------------------------------------
                               1997 ANNUAL REPORT

                      PEOPLES SAVINGS FINANCIAL CORPORATION
                               1997 ANNUAL REPORT

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS
--------------------------------------------------------------------------------




Letter to Stockholders......................................................   1

Corporate Profile and Stock Market Information..............................   2

Financial Highlights........................................................   3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................   4

Report of Independent Certified Public
  Accountants Auditors......................................................  11

Consolidated Balance Sheet..................................................  12

Consolidated Statement of Income............................................  13

Consolidated Statement of Change in Stockholders Equity.....................  14

Consolidated Statement of Cash Flows........................................  15

Notes to Consolidated Financial Statements..................................  16

Office Locations and Other Corporate Information............................  34

                      PEOPLES SAVINGS FINANCIAL CORPORATION






To Our Stockholders:


Peoples Savings Financial Corporation completed the year profitably and in good financial condition despite a one-time charge due to Congressional action. In 1996, we finally had some significant progress with banking legislation that now allows our Bank to compete on a more equal footing with commercial bank competitors. The disparity in FDIC deposit insurance was resolved with a special assessment to our Bank and all other thrifts. The special assessment cost $235,000 before taxes, resulting in an after tax reduction of approximately $155,000 in income. The special assessment reduced earnings per share by $0.34. Beginning with the fourth quarter 1996 our cost for deposit insurance has been reduced by approximately 72%. Additionally, legislation was passed that put thrifts on an equal footing with commercial banks in the treatment of bad debts for tax purposes.

As we approach fiscal 1998, we retain our goal of providing personal service to our customers and stockholders. As a community-based financial institution, Peoples Savings Bank plays a special role in serving the lending needs of the communities in our market area. At the same time, we will concentrate our energies on achieving solid financial results and enhancing stockholder value.

Each member of your Board of Directors, and our employees, join me in thanking your for your continued dedication, loyalty, and trust. Despite the ever-changing economic challenges, you have our commitment that we will utilize our very best efforts to continue producing profitable results of operations.

Sincerely,


/s/Norbert J. Pontzer
Norbert J. Pontzer
President

                      PEOPLES SAVINGS FINANCIAL CORPORATION

Corporate Profile

Peoples Savings Financial Corporation (the "Company") is the parent company for Peoples Savings Bank ("Peoples" or the "Bank"). The Company is a bank holding company which, under existing laws, is restricted to activities generally related to banking. At the present time, the Company does not conduct any active business,

Peoples is a Pennsylvania-chartered stock savings bank headquartered in Ridgway, Pennsylvania, which was originally chartered in 1891 under the name "Peoples Building and Loan Association." The Bank is a community oriented savings institution and conducts its business from its main office in Ridgway, Pennsylvania and two full service branch offices located in Jefferson and Clearfield Counties, Pennsylvania.

Peoples attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to invest in mortgage-backed and investment securities and to originate loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgages-backed securities, and other investments.

Stock Market Information

Since its issuance in January 1994, the Company's common stock has been traded on an over the counter basis through brokers participating in the National Daily Quotation Service ("pink sheets"). The following table reflects the stock price as published by the National Daily Quotation Service.

                                                      HIGH     LOW
                                                      ----     ---
        July 1, 1997 - August 31, 1997 .......     $ 24.25  $ 21.75
        April 1, 1997 - June 30, 1997 ........       23.50    21.50
        January 1, 1997 - March 31, 1997 .....       23.50    20.25
        October 1, 1996 - December 31, 1997 ..       23.00    21.25
        July 1, 1996 - September 30, 1996 ....       25.25    24.25
        April 1, 1996 - June 30, 1996 ........       28.00    21.00
        January 1, 1996 - March 31, 1996 .....       23.00    21.00
        September 30, 1995 - December 31, 1996       22.50    22.50
        July 1, 1995 - September 30, 1995 ....       26.25    19.00

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. Trades in the Common Stock have occurred infrequently and generally involve a relatively small number of shares. Because of the limited market activity in the Common Stock, such transactions may not be representative of the actual fair market value of the Common Stock at the time of such transaction due to the infrequency of trades and the limited market for the Common Stock. The number of shareholders of record of common stock as of the record date of September 10, 1997, was approximately 244. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 10, 1997, there were 442,516 shares outstanding. Dividends of $.40 per share were paid during fiscal 1997. For a discussion of the limitations on the Company's ability to pay dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity and Capital Requirements."

Financial Highlights

         The following tables set forth certain information concerning the consolidated financial position and certain performance ratios of the Company at the dates indicated:

                                                                                      At June 30,
                                                    --------------------------------------------------------------------------
                                                           1997           1996           1995           1994           1993
                                                          ------         ------         ------         ------         -----
                                                                                   (In Thousands)
Assets..............................................     $44,835        $44,852        $43,624        $45,050        $43,015
Loans receivable....................................      31,948         32,127         29,374         25,879         23,428
Mortgage-backed securities..........................       6,123          7,466          9,634         10,949         14,354
Investments  (1)....................................       2,825          4,053          3,645          5,892          2,807
Cash and cash equivalents...........................         117            742            515          1,864          2,035
Savings deposits....................................      34,976         35,865         35,171         37,035         39,079
Other borrowings....................................         500              -              -              -              -
Total stockholders' equity/retained earnings........       9,184          8,912          8,345          7,966          3,875


                                                                                  Year Ended June 30,
                                                    --------------------------------------------------------------------------
                                                           1997           1996           1995           1994           1993
                                                          ------         ------         ------         ------         -----
                                                                                    (In Thousands)
Interest Income.....................................      $3,430         $3,430         $3,254         $3,092         $3,261
Interest Expense....................................       1,694          1,778          1,600          1,627          1,839
Net Interest Income.................................       1,736          1,652          1,654          1,465          1,422
Provision for Loan Losses...........................          24             24             24             24             18
Net Income..........................................         301            446            458            426            427


         The table below sets forth certain performance ratios of the Company for the periods indicated:

                                                                          At or For the Year Ended June 30,
                                                       ---------------------------------------------------------------------------
                                                           1997           1996           1995           1994           1993
                                                           ----           ----           ----           ----           ----
Return on average assets (net income divided
  by average total assets) .........................       0.67%          1.00%          1.04%          0.95%          0.99%
Return on average equity (net income divided
  by average equity)................................       3.33           5.17           5.62           7.86          11.65
Average equity to average assets ratio (average
  equity divided by average total assets)...........      20.09          19.30          18.47          12.05           8.49
Equity to assets at period end......................      20.49          19.87          19.13          17.68           9.01
Net interest rate spread............................       2.96           2.83           3.01           2.80           2.97
Net yield on average interest earning assets........       3.89           3.79           3.79           3.35           3.34
Non-performing assets to total assets...............       1.95           0.97           0.33           0.83           0.65
Non-performing loans to total loans.................       2.64           1.34           0.49           1.45           1.19
Allowance for loan losses to non-performing assets..      29.70          52.30         144.52          48.94          62.27
Average interest earning assets to average
  interest-bearing liabilities......................     124.38         123.66         121.43         114.68         108.42
Net interest income after provision for possible
  loan losses, to total other expenses..............     135.82         161.27         156.64         156.84         146.38

--------------
(1)  Includes Federal Home Loan Bank ("FHLB") stock.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

The earnings of the Company depend primarily on its net interest income. Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the bank must pay for its sources of funds. The difference between average rates of interest earned on interest earning assets and the average rates paid on interest bearing liabilities is the "interest rate spread". When interest earning assets equal or exceed interest bearing liabilities, any positive interest rate spread will produce net interest income.

To a lesser extent, the Bank receives income from service charges and other fees and occasionally from sales of real estate owned. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising and other related business expenses.

The operations of the Bank are influenced significantly by local economic conditions and by policies of financial institution regulatory agencies, including the Pennsylvania Department of Banking ("Department") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's cost of funds and return on loans and investments are influenced by interest rates on comparing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by market interest rates and general economic conditions.

Management Strategy

The Bank's management strategy has been to maintain profitability and a strong capital position through growth at a rate that does not exceed its ability to generate earnings. The Bank's lending strategy has historically focused on the origination for retention in its portfolio of traditional one- to four-family mortgage loans and, to a lesser extent, consumer loans, including home equity loans, share loans, automobile loans and personal loans. This focus, and the application of prudent underwriting standards, is designed to reduce the risk of loss on the Bank's loan portfolio. The Bank's lending activities have been supplemented by the purchase of mortgage-backed securities.

Management has increased the interest rate sensitivity of the Bank's assets and decreased the interest rate sensitivity of its liabilities, while maintaining asset quality. This strategy has been accomplished by (i) originating adjustable-rate mortgage loans and shorter-term consumer loans, (ii) emphasizing the solicitation and retention of core deposits, (iii) purchasing for its own portfolio adjustable-rate mortgage-backed securities, (iv) investing in short- and intermediate-term investment and mortgage-backed securities, (v) adhering to prudent underwriting and investment standards and (vi) managing deposit interest rates.

The current strategy of management has been to purchase for its own portfolio five- to seven-year Federal Home Loan Bank ("FHLB") notes and seven and 15-year Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities and one-year adjustable rate FHLMC, Federal National Mortgage Association ("FNMA") and Government National Mortgage Association ("GNMA") mortgage-backed securities. To the extent the Bank is unable to invest its funds in these securities, it will invest in shorter term high quality investment securities or overnight funds.

Since the mid-1980s, the Bank has purchased AA and AAA tax-exempt municipal bonds, with the intent to hold until maturity or until called. At June 30, 1997, the Bank had $527,000 of obligations of states and political subdivisions, most of which are rated AAA.

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable deposit base and providing convenient and quality services to its customers. Historically, the Bank has limited its borrowings and has relied primarily upon savings deposits as its primary source of funds.

Changes in Financial Condition

Total assets at June 30, 1997 amounted to $44,835,000, a decrease of $18,000, compared to $44,852,000 at June 30, 1996. Total cash and cash equivalents increased by $2,278,000 to $3,021,000 at June 30, 1997 from $742,000 at June 30,
1996. This increase was funded by maturity of investment securities, principal repayments on mortgage-backed securities and loans. Management is presently developing an investment strategy in coordination with its liquidity requirements for these funds. Investment securities decreased $870,000, from $3,694,000 at June 30, 1996 to $2,824,000 at June 30, 1997, due to maturities.
Mortgage-backed securities principal repayments of $1,343,000 resulted in an 18.0% decrease, from $7,466,000 at June 30, 1996 to $6,123,000 at June 30, 1997.
Net loans receivable decreased from $32,127,000 at June 30, 1996 to $31,948,000 at June 30, 1997, or approximately $179,000. The net decrease was primarily attributable to a decrease in commercial real estate of $555,000 due to the early payoff of a participation loan, and a decrease of $192,000 in consumer loans and consumer lines of credit, offset somewhat by an increase of one-to-four family mortgages of $521,000.

Deposits decreased $889,000 or 2.5%, to $34,976,000 at June 30, 1997 from 35,865,000 at June 30, 1996. Certificates of deposit and savings accounts declined $1,178,000 and $652,000, respectively, which was offset somewhat by an increase in NOW accounts and money market accounts of $940,000. Advances from the FHLB increased by $500,000 as a result of the decline in deposits.

Stockholders' equity increased $272,000 or 3.0%, to $9,184,000 at June 30, 1997. The increase was the result of net retained income of $133,000 and recognition of shares in the Management Stock Bonus Plan and the Employee Stock Ownership Plan amounting to $139,000. Through June 30, 1997, the Company initiated the payment of dividends of $.40 per share, while maintaining capital ratios well in excess of regulatory guidelines. Future dividend policies will be determined by the Board of Directors in light of the earnings and financial condition of the Company, including applicable governmental regulations and policies.

Non-performing Assets

Nonperforming loans increased by $410,000 in fiscal 1997. At June 30, 1997, $449,000 of the $845,000 of non-accrual loans at the Company consisted of a single lending relationship involving six loans secured by residential real estate, a constructed single-family home, and two automobiles. The borrowers filed for bankruptcy in fiscal 1997. Although there can be no assurances, the Company does not expect any material losses regarding such loans. The remaining increase in nonperforming loans during 1997 was due an increase in delinquencies of loans secured by single family residential properties. The delinquencies were due to the individual borrowers' economic circumstances. See "--Comparison of Operating Results for the Years Ended June 30, 1997 and 1996 -- Provision for Possible Loan Losses."

Average Balances

The following tables set forth for the periods indicated, information regarding the average balances of interest-earning assets and interest-bearing liabilities, the dollar amount of interest income earned on such assets and the resultant yields, the dollar amount of interest expense paid on such liabilities and the resultant rates. The tables also reflect the interest rate spread for such periods, the net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets) and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are based on month end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

                                                                     Year Ended June 30,                            At June 30,
                                            ------------------------------------------------------------------ --------------------
                                                            1997                           1996                        1997
                                            ----------------------------------- ------------------------------ --------------------
                                                 Average              Average    Average             Average
                                                 Balance   Interest  Yield/Cost  Balance   Interest Yield/Cost Balance Yield/Cost
                                                        (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1).....................        $32,294    $2,630       8.14%   $31,026  $2,585      8.33%    $32,199     8.02%
 Mortgage-backed securities..............          6,737       456       6.77      8,421     578      6.86       6,123     7.09
 Investment securities(2)................          5,561       344       6.19      4,085     267      6.54       6,090     5.87
                                                  ------    ------                ------   -----                ------
  Total interest-earning assets..........         44,592     3,430       7.69     43,532   3,430      7.88      44,412     7.60
                                                             -----                         -----
Non-interest-earning assets..............            386                             574                           423
                                                 -------                          ------                       -------
  Total assets...........................        $44,978                         $44,106                       $44,835
                                                  ======                          ======                        ======

Interest-bearing liabilities:
 Interest-bearing demand deposits........        $ 4,451       113       2.54     $3,624      97      2.68     $ 4,984     2.44
 Certificates of deposit.................         25,062     1,392       5.55     25,515   1,495      5.86      24,760     5.63
 Savings deposits........................          5,407       137       2.53      5,814     169      2.91       5,232     2.50
 Short-term borrowings...................            931        52       5.59        250      17      6.80         500     5.75
                                                 -------    ------                ------   -----               -------
  Total interest-bearing liabilities.....         35,851     1,694       4.73     35,203   1,778      5.05      35,476     4.72
Non-interest bearing liabilities.........             89                              77                           174
                                                 -------                          ------                       -------
 Total liabilities.......................         35,940                          35,280                        35,650
Stockholders equity......................          9,038                           8,826                         9,185
                                                  ------                          ------                        ------
 Total liabilities and stockholders' equity      $44,978                         $44,106                       $44,835
                                                  ======                          ======                        ======
Net interest income......................                   $1,736                        $1,652
                                                             =====                         =====
Interest rate spread(3)..................                                2.96                         2.83                 2.88
                                                                         ====                         ====                 ====
Net yield on interest-earning assets(4)..                                3.89                         3.79                 3.67
                                                                         ====                         ====                 ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities...                              124.38                       123.66               125.19
                                                                       ======                       ======               ======


---------------------------------
(1)  Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

                                                                         Year Ended June 30,
                                                  ---------------------------------------------------------------------------
                                                              1997 vs. 1996                         1996 vs. 1995
                                                  -----------------------------------      ----------------------------------
                                                          Increase (Decrease)                     Increase (Decrease)
                                                                Due to                                  Due to
                                                  -----------------------------------      ----------------------------------

                                                   Volume         Rate          Net        Volume        Rate           Net
                                                   ------         ----          ---        ------        ----           ---
                                                                           (In Thousands)
Interest income:
 Loans receivable.....................              $ 106        $ (61)        $  45        $ 223        $  46         $ 269
 Mortgage-backed securities...........               (116)          (6)         (122)        (115)          22           (93)
 Investment securities................                 96          (19)           77          (55)          55            --
                                                    -----        -----          ----         ----        -----         -----
  Total interest-earning assets.......                 86          (86)            -           53          123           176
                                                    -----        -----          ----         ----        -----         -----

Interest expense:
  Interest-bearing demand deposits....                 22           (6)           16           (5)           4            (1)
  Certificates of deposit.............                (27)         (76)         (103)         (18)         206           188
  Savings deposits....................                (12)         (20)          (32)          (8)          (8)          (16)
  Short-term borrowings...............                 46          (11)           35            7           --             7
                                                    -----        -----          ----         ----        -----          ----
   Total interest-bearing
    liabilities.......................                 29          (113)         (84)         (24)         202           178
                                                    -----        -----          ----         ----        -----         -----

Net change in interest income.........              $  57        $   27        $  84         $ 77        $ (79)        $  (2)
                                                    =====        ======         ====         ====        =====         =====

Comparison of Operating Results for the Years Ended June 30, 1997 and 1996.

Net Income. Primarily as a result of a one time charge to SAIF-insured institutions, net income for the year ended June 30, 1997 declined 32.5%, to $301,000 or $.68 per share, from $446,000 or $1.01 per share for the same period ended 1996.

Net Interest Income. Net interest income increased $84,000 or 5.1%, to $1,736,000 for the year ended June 30, 1997 compared to $1,652,000 for the year ended June 30, 1996 primarily due to a decrease in interest expense. In addition, during these periods, the Company's average interest rate spread (the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities) increased from 2.83% for the year ended June 30, 1996 to 2.96% for the same period ended June 30, 1997. At June 30, 1997, the Company's interest rate spread was a positive 2.88%.

Interest Income. Interest income remained relatively stable during fiscal years 1996 and 1997, totalling $3,430,000 for both years. Increases to interest income were primarily concentrated in loans of $45,000 or 1.7% and investment securities of $87,000 or 53.5%. These increases, which were due to an increase in the average principal balances of $1,268,000 or 4.1%, and $612,000 or 18.7%, respectively, were funded by a decrease in the average principal balance of mortgage-backed securities of $1,684,000 or 20.0% and an increase in average interest-bearing liabilities of $648,000 or 1.8%. In addition, the yield on interest-earning assets decreased from 7.9% for the year ended June 30, 1996 to 7.7% for the same period ended June 30, 1997. This decrease was the result of the maturity of higher yielding securities and a slight decline in rates.

Interest Expense. Interest expense decreased from $1,777,000 for the year ended June 30, 1996 to $1,694,000 for the same period ended June 30, 1997. Interest on deposits declined by $119,000 or 6.8%. Such decrease was offset somewhat by an increase of $36,000 or $212.5% in other interest expense. The overall decline is primarily due to the decreasing principal average balances of certificates of deposit, $453,000 or 1.8%, and savings deposits, $407,000 or 7.0%. Counteracting this decline was an increase in the average principal balance of interest-bearing demand deposits of $827,000 or 22.8%. Furthermore, the yields on certificates of deposit and savings deposits decreased by 31 and 38 basis points, respectively. There was an increase in interest expense on advances from FHLB of $36,000 or 212.5% which is the result of an increase in the average principal balance of $681,000 offset by a decrease in the cost of borrowed funds. The cost to borrow funds declined from 5.0% as of June 30, 1996 compared to 4.7% as of June 30, 1997, or 6.4%.

Provision for Loan Losses. Based upon management's continuing evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors, the provision for loan losses was $24,000 for the years ended June 30, 1997 and 1996. While asset quality has slightly declined during this period, management believes that the underlying collateral supporting such loans provides adequate coverage. The Company maintains a desirable level in it loan loss provisions based upon the Company's review of the market, loan portfolio, and overall assessment of the adequacy of the valuation allowance. There can be no assurances, however, that additional provisions will not be required in future periods.

Noninterest Income. Noninterest income which is comprised principally of service charges on deposit accounts and loan service fees decreased $17,000 or 28.1% to $44,000 for the year ended June 30, 1997 from $61,000 for the same period ended 1996. Other income declined $20,000 or 57.0% due to a decline in commissions from consumer lending for accidental death and life insurance from the Company's carrier coupled with other smaller dollar decreases in other income accounts.

Noninterest Expense. Noninterest expense increased $251,000 or 24.9% to $1,261,000 for the year ended June 30, 1997 from $1,010,000 as of June 30, 1996.
This increase is largely attributed to a one time charge of $235,000 in federal insurance premiums. On September 30, 1996, the President signed into law legislation which included the recapitalization of the Savings Association Insurance Fund ("SAIF") of the FDIC by a one time charge to SAIF-insured institutions of 65.7 basis points per one hundred dollars of insurable deposits. Compensation and benefits increased $33,000 or 7.1%, primarily due to an increase in employee stock ownership plan expenses from the distribution of additional shares. Other noninterest expense increased by $16,000 or 7.2% through the year ended June 30, 1997 as compared to the same period ended June 30, 1996. For fiscal year ended 1996, other interest expense included $13,000 in principal payments on mortgage-backed securities which had been previously written-off due to the inability to collect payments from the instrument's trustee, coupled with a $12,000 credit to the Bank's checking account as resolution for prior years' erroneous charges.

Income Taxes. Income tax expense decreased $39,000 or 16.8% for the year ended June 30, 1997 to $195,000 from $234,000 for the same period ended June 30, 1996. The decrease was the result of a decline in pretax earnings during the period.

Possible Year 2000 Computer Program Problems

     A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Bank. Data processing is also essential to most other financial institutions and many other companies.

     All of the material data processing of the Bank that could be affected by this problem is provided by a third party service bureau. The service bureau of the Bank has advised the Bank that it expects to resolve this potential problem before the year 2000. However, if the service bureau is unable to resolve this potential problem in time, the Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Bank.

Liquidity and Capital Requirements

General. Liquidity refers to the Bank's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, and to pay operating expenses. The Bank has historically maintained a level of liquid assets in excess of regulatory requirements. Maintaining a high level of liquid assets tends to decrease earnings, as liquid assets tend to have a lower yield than other assets with longer terms (e.g. loans). The Bank adjusts liquidity as appropriate to meet its asset/liability objectives.

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in overnight deposits which provide liquidity to meet lending requirements.

The primary activity of the Bank is originating mortgage loans and purchasing mortgage-backed securities. During the years ended June 30, 1997 and 1996, the Bank originated loans in the amounts of $7.0 and $10.6 million, respectively. The Bank also purchases mortgage-backed securities and FHLB notes to invest excess liquidity and to supplement local loan demand. The Bank did not purchase any mortgage-backed securities during fiscal 1997 or 1996. Other investment activities include investment in tax-exempt municipal bonds and FHLB of Pittsburgh stock.

The Bank has other sources of liquidity if a need for additional funds arises, such as FHLB of Pittsburgh advances. Additional sources of liquidity can be found in the Bank's balance sheet, such as investment securities and unencumbered mortgage-backed securities that are readily marketable. Management believes that the Bank has adequate resources to fund all of its commitments.

The Company's ability to pay dividends to stockholders is primarily dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Department and the FDIC.

Regulatory Capital Requirements. As a condition of deposit insurance, current FDIC regulations require that the Bank calculate and maintain a minimum regulatory capital level on a quarterly basis and satisfy such requirement at the calculation date and throughout the ensuing quarter.

At June 30, 1997, the Bank's Tier I risk-based and total risk-based capital ratios were 43.3% and 44.5%, respectively. Current regulations require Tier I risk-based capital of 4% and total risk-based capital of 8% risk-based assets. The Bank's leverage ratio was 20.5% at the end of fiscal 1997.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

[SNODGRASS LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------





Board of Directors and Stockholders
Peoples Savings Financial Corporation

We have audited the accompanying consolidated balance sheet of Peoples Savings Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Savings Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in the notes to the consolidated financial statements, effective July 1, 1995, the Company changed its method of accounting for the impairment of loans and the related allowance for loan losses.





/s/ S.R. Snodgrass, A.C.


Wexford, PA
July 25, 1997

S.R. Snodgrass, A.C.
101  Bradford  Road  Wexford,  PA  15090-6909  Phone:   412-934-0344  Facsimile:
412-934-0345

                      PEOPLES SAVINGS FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                                        June 30,
                                                                                  1997            1996
                                                                             -------------   -------------

ASSETS
Cash and due from banks                                                      $    116,612    $    115,026
Interest-bearing deposits with other institutions                               2,904,240         627,318
Investment securities (market value of $2,811,553
   and $3,648,567)                                                              2,824,595       3,694,375
Mortgage-backed securities (market value of $6,104,940
   and $7,415,043)                                                              6,123,442       7,466,452
Loans receivable (net of allowance for loan losses
   of $250,865 and $227,171)                                                   31,947,791      32,126,518
Accrued interest receivable                                                       290,147         278,533
Premises and equipment                                                             60,407          64,001
Federal Home Loan Bank stock                                                      361,100         358,900
Other assets                                                                      206,248         121,346
                                                                             ------------    ------------

                   TOTAL ASSETS                                              $ 44,834,582    $ 44,852,469
                                                                             ============    ============

LIABILITIES
Deposits                                                                     $ 34,975,539    $ 35,864,622
Advance from Federal Home Loan Bank                                               500,000              --
Accrued interest payable and other liabilities                                    174,869          75,766
                                                                             ------------    ------------
                    TOTAL LIABILITIES                                          35,650,408      35,940,388
                                                                             ------------    ------------

STOCKHOLDERS' EQUITY
Preferred stock, no par value, 1,000,000 shares
   authorized; none issued                                                             --              --
Common stock, $.10 par value; 2,000,000 shares authorized,
   452,966 issued                                                                  45,297          45,297
Additional paid-in capital                                                      4,275,914       4,222,897
Retained earnings - substantially restricted                                    5,338,997       5,205,770
Unallocated shares held by Employee Stock Ownership Plan (ESOP)                  (214,241)       (254,790)
Unallocated shares held by Management Stock Bonus Plan (MSBP)                     (67,930)       (113,230)
Treasury stock (10,450 shares, at cost)                                          (193,863)       (193,863)
                                                                             ------------    ------------
                   TOTAL STOCKHOLDERS' EQUITY                                   9,184,174       8,912,081
                                                                             ------------    ------------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 44,834,582    $ 44,852,469
                                                                             ============    ============



See accompanying notes to the consolidated financial statements.

                      PEOPLES SAVINGS FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME

                                                             Year Ended June 30,
                                                              1997         1996
                                                           ----------   ----------
INTEREST INCOME
       Loans receivable                                    $2,629,735   $2,584,661
       Mortgage-backed securities                             456,571      578,468
       Investment securities:
            Taxable                                           249,433      162,478
            Exempt from federal income tax                     26,547       56,119
       Interest-bearing deposits with other institutions       67,986       47,932
                                                           ----------   ----------
            Total interest income                           3,430,272    3,429,658
                                                           ----------   ----------

INTEREST EXPENSE
       Deposits                                             1,641,614    1,760,789
       Advance from Federal Home Loan Bank                     52,390       16,763
             Total interest expense                         1,694,004    1,777,552
                                                           ----------   ----------

NET INTEREST INCOME                                         1,736,268    1,652,106

Provision for loan losses                                      24,000       24,000
                                                           ----------   ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         1,712,268    1,628,106
                                                           ----------   ----------

NONINTEREST INCOME
       Service charges on deposit accounts                     29,317       26,897
       Other income                                            14,866       34,580
                                                           ----------   ----------
              Total noninterest income                         44,183       61,477
                                                           ----------   ----------

NONINTEREST EXPENSE
       Compensation and employee benefits                     491,463      458,826
       Occupancy and equipment                                 45,543       59,673
       Deposit insurance premiums                             272,034       82,954
       Professional fees                                      110,704       84,955
       Data processing charges                                103,913      102,083
       Other expenses                                         237,054      221,036
                                                           ----------   ----------
               Total noninterest expense                    1,260,711    1,009,527
                                                           ----------   ----------

Income before income taxes                                    495,740      680,056
Income taxes                                                  194,718      234,189
                                                           ----------   ----------

NET INCOME                                                 $  301,022   $  445,867
                                                           ==========   ==========

EARNINGS PER SHARE
       Primary                                             $     0.68   $     1.01
       Fully Diluted                                       $     0.68   $     1.01



See accompanying notes to the consolidated financial statements.

                     PEOPLES SAVINGS FINANCIAL CORPORATION
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                 Retained      Unallocated     Unallocated
                                    Additional   Earnings -      Shares           Shares
                            Common    Paid-In  Substantially     Held by          Held by         Treasury
                            Stock     Capital   Restricted        ESOP             MSBP            Stock          Total
                          --------  ----------  ----------     -----------     -----------      -----------    -----------

Balance, June 30, 1995    $ 45,297  $4,180,857  $4,759,903     $ (288,762)     $ (158,530)      $ (193,863)    $ 8,344,902
   Release of earned
   ESOP shares                          42,040                     33,972                                           76,012

   Accrued
   compensation
   expense for MSBP                                                                45,300                           45,300

   Net income                                      445,867                                                         445,867
                           --------  ----------  ----------     ----------      ----------       ----------     -----------

Balance, June 30, 1996      45,297   4,222,897   5,205,770       (254,790)       (113,230)        (193,863)      8,912,081

   Release of earned
   ESOP shares                          53,017                     40,549                                           93,566

   Accrued
   compensation
   expense for MSBP                                                                45,300                           45,300

Cash dividends declared
    ($.40 per share)                              (167,795)                                                       (167,795)

   Net income                                      301,022                                                         301,022
                           --------  ----------  ----------     ----------      ----------       ----------     -----------

Balance, June 30, 1997    $ 45,297  $4,275,914  $5,338,997     $ (214,241)     $  (67,930)      $ (193,863)    $ 9,184,174
                          ========  ==========  ==========     ==========      ==========       ==========     ===========


See accompanying notes to the consolidated financial statements.

                      PEOPLES SAVINGS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Year Ended June 30,
                                                                  1997          1996
                                                              -----------    -----------

OPERATING ACTIVITIES
Net income                                                    $   301,022    $   445,867
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Provision for loan losses                                       24,000         24,000
   Provision for depreciation                                       7,257         12,839
   Amortization of discounts and premiums                           1,966         52,742
   Decrease (increase) in accrued interest receivable             (11,614)         2,221
   Increase (decrease) in accrued interest payable                 23,358         (4,156)
   Amortization of ESOP and MSBP unearned compensation            138,866        121,312
   Other, net                                                     (93,375)       (38,369)
                                                              -----------    -----------
       Net cash provided by operating activities                  391,480        616,456
                                                              -----------    -----------

INVESTING ACTIVITIES
   Proceeds from the maturities of investment securities        1,620,000      2,650,000
   Purchases of investment securities                            (749,750)    (3,047,047)
   Principal repayments on mortgage-backed securities           1,320,674      2,142,943
   Decrease (increase) in loans receivable, net                   174,627     (2,803,206)
   Increase in Federal Home Loan Bank stock                        (2,200)       (12,500)
   Purchases of premises and equipment                             (3,663)       (12,938)
                                                              -----------    -----------
       Net cash provided by (used for) investing activities     2,359,688     (1,082,748)
                                                              -----------    -----------

FINANCING ACTIVITIES
   Increase (decrease) in deposits, net                          (889,083)       693,299
   Increase in advance from Federal Home Loan Bank                500,000           --
   Cash dividends paid                                            (83,577)          --
                                                              -----------    -----------
       Net cash provided by (used for) financing activities      (472,660)       693,299
                                                              -----------    -----------

       Increase in cash and cash equivalents                    2,278,508        227,007

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    742,344        515,337
                                                              -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 3,020,852    $   742,344
                                                              ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the period for:
       Interest on deposits and borrowings                    $ 1,670,646    $ 1,781,708
       Income taxes                                               250,512        237,925



See accompanying notes to the consolidated financial statements.

                     PEOPLES SAVINGS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Peoples Savings Financial Corporation (the "Company") is a Pennsylvania corporation organized as the holding company of Peoples Savings Bank (the "Bank"). The Bank is a state-chartered bank located in Pennsylvania. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on its portfolio of residential real estate and consumer loans, as well as, interest earnings on investment and mortgage-backed securities and a variety of deposit services provided to its customers through three locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the FDIC and the Pennsylvania Department of Banking.

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets.

   The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The major accounting policies and practices are summarized below.

   Investment Securities and Mortgage-Backed Securities
   ----------------------------------------------------

   Debt securities, including mortgage-backed securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Interest on securities is recognized as income when earned.

   Common stock of the Federal Home Loan Bank (FHLB) represents an ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying balance sheet.

   Loans Receivable
   ----------------

   Loans are stated at the principal amount outstanding net of deferred loan fees and the allowance for loan losses. Interest income on mortgage and consumer loans is recognized on the accrual method. Loan fees which represent an adjustment to interest yield are deferred and amortized over the life of the loan.

   Loans on which accrued interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of additional interest. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

   Allowance for Loan Losses
   -------------------------

   Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118. Under this Standard, the Company estimates credit losses on impaired loans based on the present value of expected cash flows or fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Prior to 1995, the credit losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.
   Statement  No. 118  amends  Statement  No.  114 to permit a  creditor  to use existing methods for recognizing interest income on impaired loans eliminating the income recognition provisions of Statement No. 114. The adoption of these statement did not have a material effect on the Company's financial position or results of operations.

   Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate by loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

   Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

   The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

   Premises and Equipment
   ----------------------

   Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using an accelerated method over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

   Income Taxes
   ------------

   The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

   Earnings Per Share
   ------------------

   Earnings per share for the years ended June 30, 1997 and 1996 have been calculated based upon the weighted average number of issued and outstanding common shares, including common stock equivalents, if such items have a dilutive effect. For purposes of primary computations, the number of shares used were 445,364 and 440,740 for the years ended June 30, 1997 and 1996 respectively. For purposes of the fully diluted computations, the number of shares used were 444,906 and 442,646 respectively.

   Shares outstanding for 1997 and 1996 do not include ESOP shares that were purchased and unallocated during 1997 and 1996.

   Cash and Cash Equivalents
   -------------------------

   Cash  and  cash   equivalents   include   cash   and  due  from   banks   and
   interest-bearing deposits with other institutions.

   Recent Accounting Pronouncements
   --------------------------------

   In June 1996, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. This statement applies prospectively in fiscal years beginning after December 31, 1996, and establishes new standards that focus on control, whereas, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

   In December 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." Statement 127 defers for one year the effective date of certain portions of Statement No. 125 that address secured borrowings and collateral for all transactions. Additionally, Statement No. 127 defers for one year the effective date of transfers of financial assets that are part of repurchase agreements, securities lending, and similar transactions. The Company does not expect the adoption of Statements 125 and 127 to have a material impact on the Company's consolidated financial condition or results of operations.

   In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," effective for financial statements issued for periods ending after December 15, 1997. The new standard specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. The Company does not anticipate adoption to have a material impact on presentation and disclosure for earnings per share.

   --------------------------------------------

   In July 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Statement No. 130 is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. Statement No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the stockholders' equity section of the balance sheet. Reclassification of financial statements for earlier periods provided for comprehensive purposes is required.

NOTE 2 - INVESTMENT SECURITIES

   The amortized cost and estimated market values of investment securities are as follows:

                                                    1997
                               ----------------------------------------------------
                                              Gross        Gross       Estimated
                               Amortized   Unrealized    Unrealized      Market
                                  Cost        Gains        Losses        Value
                               ----------  -----------   -----------   ------------
   U. S. Government agency
      securities               $2,298,161   $    3,572   $  (17,365)   $2,284,368
   Obligations of states and
      political subdivisions      526,434          751         --         527,185
                               ----------   ----------   ----------    ----------

         Total                 $2,824,595   $    4,323   $  (17,365)   $2,811,553
                               ==========   ==========   ==========    ==========


                                                     1996
                               ---------------------------------------------------
                                              Gross         Gross
                                Amortized   Unrealized   Unrealized     Market
                                  Cost        Gains        Losses        Value
                               ----------   -----------  ----------    ------------
   U. S. Government agency
      securities               $2,797,199   $       --   $  (42,872)   $2,754,327
   Obligations of states and
      political subdivisions      897,176          772       (3,708)      894,240
                               ----------   ----------   ----------    ----------

         Total                 $3,694,375   $      772   $  (46,580)   $3,648,567
                               ==========   ==========   ==========    ==========

   The amortized cost and estimated market value of debt securities at June 30, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Estimated
                                                 Amortized      Market
                                                    Cost         Value
                                                 -----------  ----------

        Due in one year or less                  $       --   $       --
        Due after one year through five years     2,574,595    2,566,683
        Due after five years through ten years      250,000      244,870
                                                 ----------   ----------

               Total                             $2,824,595   $2,811,553
                                                 ==========   ==========


   As of June 30, 1997 and 1996, all of the Company's investments in obligations of states and political subdivisions are within the Commonwealth of Pennsylvania. Although the Company has a diversified investment portfolio, there is one investment, amounting to $526,000 or 18.6% and $587,000 or 15.9% at June 30, 1997 and 1996, respectively, of the investment portfolio which is dependent upon tax revenues of an individual municipality.

NOTE 3 - MORTGAGE - BACKED SECURITIES

   The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                         1997
                                  --------------------------------------------------
                                                 Gross         Gross       Estimated
                                   Amortized   Unrealized    Unrealized      Market
                                     Cost        Gains         Losses         Value
                                  ----------   ----------   -----------   ----------
   Federal National Mortgage
     Association securities       $2,268,550   $    8,950   $  (19,117)   $2,258,383
   Government National Mortgage
     Association securities        1,452,824       41,037           --     1,493,861
   Federal Home Loan Mortgage
     Corporation securities        2,187,136        1,396      (50,581)    2,137,951
   Collateralized mortgage
     obligations                     214,932           --         (187)      214,745
                                  ----------   ----------   ----------    ----------

            Total                 $6,123,442   $   51,383   $  (69,885)   $6,104,940
                                  ==========   ==========   ==========    ==========


                                                        1996
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                  Amortized    Unrealized   Unrealized      Market
                                     Cost        Gains        Losses        Value
                                  ----------   ----------   -----------   ----------
   Federal National Mortgage
     Association securities       $2,635,786   $    9,243   $  (30,198)   $2,614,831
   Government National Mortgage
     Association securities        1,915,675       54,456           --     1,970,131
   Federal Home Loan Mortgage
     Corporation securities        2,644,515          540      (86,324)    2,558,731
   Collateralized mortgage
     obligations                     270,476        1,011         (137)      271,350
                                  ----------   ----------   ----------    ----------

          Total                   $7,466,452   $   65,250   $ (116,659)   $7,415,043
                                  ==========   ==========   ==========    ==========

   The amortized cost and estimated market value of mortgage-backed securities at June 30, 1997, by contractual maturity are shown below. Mortgage-backed securities provide for periodic, generally monthly payments of principal and interest and have contractual maturities ranging from three to thirty-one years. However, due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.


                                                                Estimated
                                                 Amortized       Market
                                                    Cost          Value
                                                 ----------   -----------

        Due in one year or less                  $       --   $       --
        Due after one year through five years       604,178      585,500
        Due after five years through ten years           --           --
        Due after ten years                       5,519,264    5,519,440
                                                 ----------   ----------

                  Total                          $6,123,442   $6,104,940
                                                 ==========   ==========

NOTE 4 - LOANS RECEIVABLE

   Loans receivable are comprised of the following:


                                          1997            1996
                                     -------------   -------------
    Mortgage loans:
        1 - 4 family dwellings        $  29,524,341   $  29,002,826
        Commercial                        1,194,880       1,750,204
                                      -------------   -------------
                                         30,719,221      30,753,030
                                      -------------   -------------

    Consumer loans:
        Home equity                       1,358,869       1,523,071
        Automobile                          324,179         391,168
        Share loans                         489,415         480,636
        Other                               223,658         192,932
                                      -------------   -------------
                                          2,396,121       2,587,807
                                      -------------   -------------

    Less:
        Loans in process                    828,394         897,410
        Net deferred loan fees               88,292          89,738
        Allowance for loan losses           250,865         227,171
                                      -------------   -------------
                                          1,167,551       1,214,319
                                      -------------   -------------

                  Total               $  31,947,791   $  32,126,518
                                      =============   =============


   In the normal course of business, loans are extended to directors and executive officers and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended June 30, 1997 is as follows:


                         Balance                                     Balance
                        June 30,                        Amounts      June 30,
                          1996          Additions      Collected       1997
                     -----------       ----------      ---------    ---------

                     $   469,960       $  49,148       $ 158,550    $ 360,558


   The Bank is a party to financial instruments with off-balance-sheet risk, in the normal course of business, to meet the financing needs of its customers. These financial instruments include commitments to extend credit amounting to $2,347,000 and $1,375,000, at June 30, 1997 and 1996, respectively.
   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement.
   These commitments are comprised of the undisbursed portion of construction loans and residential loan originations. The Bank's exposure to credit loss from nonperformance by the other party to these financial instruments is represented by the contractual amount. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

   The Bank's loan portfolio is predominantly made up of one to four family unit first mortgage loans in the Elk, Clearfield, and Jefferson County areas. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

   Activity in the allowance for loan losses for the years ended June 30, 1997 and 1996 is summarized as follows:

                                                       1997                 1996
                                                  -------------        ------------

       Balance, beginning of period               $     227,171        $    207,815
       Add:
           Provisions charged to operations              24,000              24,000
           Loan recoveries                                  541               1,226
                                                  -------------        ------------
                                                        251,712             233,041
       Less loans charged off                               847               5,870
                                                  -------------        ------------

       Balance, end of period                     $     250,865        $    227,171
                                                  =============        ============

NOTE 6 - ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable consists of the following:

                                                      1997                 1996
                                                  -------------        ------------

        Investment securities                     $      60,431        $     41,123
        Mortgage-backed securities                       35,790              50,208
        Loans receivable                                193,926             187,202
                                                  -------------        ------------

                  Total                           $     290,147        $    278,533
                                                  =============        ============

NOTE 7 - PREMISES AND EQUIPMENT

   Premises and equipment consist of the following:

                                                      1997                 1996
                                                  -------------        ------------

       Land                                       $      29,500        $     29,500
       Building and improvements                        217,620             217,620
       Furniture and equipment                          268,316             264,653
                                                        515,436             511,773
       Less accumulated depreciation                    455,029             447,772
                                                  -------------        ------------

                 Total                            $      60,407        $     64,001
                                                  =============        ============

   Depreciation expense for the years ended June 30, 1997 and 1996 was $7,257 and $12,839 respectively.

NOTE 8 - FEDERAL HOME LOAN BANK STOCK

   The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated December 31 of each year.

NOTE 9 - DEPOSITS

   Deposit accounts are summarized as follows:

                                              1997                               1996
                                -----------------------------     --------------------------------
                                                   Percent of                           Percent of
                                    Amount         Portfolio           Amount           Portfolio
                                -------------      ----------     --------------      ------------

      NOW accounts              $   3,353,222          9.6 %      $    2,497,778           7.0 %
      Savings accounts              5,232,215         15.0             5,883,799          16.4
      Money market accounts         1,630,908          4.7             1,546,184           4.3
                                -------------        -----        --------------         -----
                                   10,216,345         29.3             9,927,761          27.7
                                -------------        -----        --------------         -----

      Savings certificates:
           4.00% or less               86,348          0.2               209,688           0.6
           4.01 - 6.00%            17,327,014         49.5            17,017,001          47.4
           6.01 - 8.00%             7,345,832         21.0             8,710,172          24.3
                                -------------        -----        --------------         -----
                                   24,759,194         70.7            25,936,861          72.3
                                -------------        -----        --------------         -----

                Total           $  34,975,539        100.0 %      $   35,864,622         100.0 %
                                =============        =====        ==============         =====

   The maturities of savings certificates at June 30, 1997, are as follows:



      Within one year                                                             $ 14,309,261
      Beyond one years but within three years                                        7,131,529
      Beyond three years                                                             3,318,404
                                                                                  ------------

                Total                                                             $ 24,759,194
                                                                                  ============

   Savings certificates with balances of $100,000 or more amounted to $2,677,276 and $2,355,348 on June 30, 1997 and 1996, respectively. The Bank does not have any brokered deposits.

   Interest expense by deposit category for the years ended June 30, 1997 and 1996 is as follows:

                                                                       1997           1996
                                                                  --------------  ------------

       NOW and money market accounts                              $      112,751  $     96,970
       Savings accounts                                                  136,574       168,981
       Savings certificates                                            1,392,289     1,494,838
                                                                  --------------  ------------

                 Total                                            $    1,641,614  $  1,760,789
                                                                  ==============  ============


NOTE 10 - SAVINGS ASSOCIATION INSURANCE FUNDS RECAPITALIZATION

   On September 30, 1996, the President signed into law legislation which included, among other things, recapitalization of the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation by a one time charge to SAIF-insured institutions of 65.7 basis points per one hundred dollars of insurable deposits. The gross effect to the Company amounted to $234,747, which is reflected in the financial results of the Company for the year ended June 30, 1997.

NOTE 11 - ADVANCE FROM FEDERAL HOME LOAN BANK

   The scheduled maturities of advances outstanding are as follows:

                                    Interest                          June 30,
                Maturity              Rate                       1997          1996
           ------------------       --------                  ----------    ---------

           September 22, 1997        5.75 %                   $  500,000    $      -


   FHLB stock, mortgage-backed securities and certain first mortgage loans with a value in excess of 120% of outstanding advances are pledged to secure such borrowings under a blanket floating agreement.

   The Bank has a line of credit, with a borrowing limit of approximately $3.4 million, with the Federal Home Loan Bank of Pittsburgh. This credit line is subject to annual renewal and incurs no service charges. At June 30, 1997 and 1996, there were no outstanding borrowings on this line of credit.

NOTE 12 - INCOME TAXES

   The provision for income taxes consists of:

                                                           1997                  1996
                                                       -------------         ------------
   Currently payable:
       Federal                                         $     157,964         $    189,130
       State                                                  22,654               45,194
                                                       -------------         ------------
                                                             180,618              234,324
       Deferred                                               14,100                 (135)
                                                       -------------         ------------

          Total                                        $     194,718         $    234,189
                                                       =============         ============

   The following temporary differences gave rise to the net deferred tax asset at June 30, 1997 and 1996:

                                                           1997                 1996
                                                       -------------         ------------

   Deferred tax assets:
       Allowance for loan losses                       $      85,294         $     77,238
       Deferred loan origination fees, net                     2,345                6,503
       Deferred compensation                                   7,701               43,652
       Other, net                                             21,820                8,224
                                                       -------------         ------------
          Total gross deferred tax assets                    117,160              135,617
                                                       -------------         ------------

   Deferred tax liabilities:
       Tax reserve for loan losses                            32,671               37,150
       Premises and equipment                                  4,946                4,824
                                                       -------------         ------------
          Total gross deferred tax liabilities                37,617               41,974
                                                       -------------         ------------

          Net deferred tax asset                       $      79,543         $     93,643
                                                       =============         ============

   The reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at statutory rates for the years ended June 30, 1997 and 1996 is as follows:

                                                   1997                           1996
                                         ----------------------        ------------------------
                                           Amount       Percent           Amount       Percent
                                         ---------      -------        -----------    ---------

   Provision at statutory rate           $ 168,552       34.0 %        $  231,219        34.0 %
    State income tax expense, net of
        federal tax benefit                 14,951        2.9              29,828         4.4
   Tax exempt interest                      (9,026)      (1.8)            (19,080)       (2.8)
   Other, net                               20,241        2.7              (7,778)       (1.2)
                                         ---------       ----          ----------        ----

               Total                     $ 194,718       37.8 %        $  234,189        34.4 %
                                         =========       ====          ==========        ====


   On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture. The recapture tax will be paid in six equal installments beginning after the 1998 tax year. At December 31, 1995, the Company had $96,092 in bad debt reserves in excess of the base year. Subject to prevailing corporate tax rates, the Company owes $32,671 in federal income taxes which is reflected as a deferred tax liability.

   No valuation allowance was established at June 30, 1997 and 1996, in view of the Company's carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by the Company's earning potential, and deferred tax liabilities at June 30.

   The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax which is calculated at 11.5% of earnings based on generally accepted accounting principles with certain adjustments.

NOTE 13 - RETAINED EARNINGS-SUBSTANTIALLY RESTRICTED

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 1997, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

   As of June 30, 1997, the most recent notification from the primary regulator has categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, it must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed the Company's category.

   The following table reflects the Company's ratios at June 30 (the Bank's ratios do not significantly differ from the Company).

                                                   1997                              1996
                                     ----------------------------       --------------------------
   Total Capital (to Risk
    Weighted Assets)

      Actual                         $   9,435,039         44.5 %       $  9,139,252        43.8 %
      For Capital Adequacy
          Purposes                       1,695,851          8.0            1,668,357         8.0
      To Be Well Capitalized             2,119,814         10.0            2,085,446        10.0

   Tier I Capital (to Risk
    Weighted Assets)

      Actual                         $   9,184,174         43.3 %       $  8,912,081        42.7 %
      For Capital Adequacy
          Purposes                         847,925          4.0              834,178         4.0
      To Be Well Capitalized             1,271,888          6.0            1,251,267         6.0

   Tier I Capital (to Average
    Assets)

      Actual                         $   9,184,174         20.5 %       $  8,912,081        19.7 %
      For Capital Adequacy
          Purposes                       1,791,920          4.0            1,806,556         4.0
      To Be Well Capitalized             2,239,900          5.0            2,258,195         5.0


   Prior to the enactment of The Small  Business Job Protection Act discussed in
   Note 12, the Company accumulated approximately $103,800 of retained earnings at June 30, 1997, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1988, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

NOTE 14 - EMPLOYEE BENEFITS

   Employee Savings Plan
   ---------------------

   The Bank maintains a 401(k) Retirement Savings Plan for substantially all employees. Employees are eligible for admittance to the plan after one year of employment and full vesting occurs after five years of participation in the Plan. For employees participating in the Plan, the Bank makes matching contributions to the plan of up to 2% of the participant's eligible compensation. The total 401(k) Retirement Savings Plan expense for the years ending June 30, 1997 and 1996 was $5,531 and $5,808 respectively.

   Management Stock Bonus Plan (MSBP)
   ----------------------------------

   In 1994, the Board of Directors adopted a MSBP for certain officers, directors, and employees which was approved by stockholders at a special meeting held on March 31, 1994. The objective of this Plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board appointed committee are eligible to receive benefits under the MSBP. The non-employee directors of the Company and the Bank serve as trustees for the MSBP, which has the responsibility to invest all funds contributed by the Bank to the Trust created for the MSBP.

   On January 14, 1994, the Trust purchased with funds contributed by the Bank, 22,648 shares of the common stock issued in the Company's conversion and reorganization to stock form, of which 18,342 shares were issued to directors and 4,306 shares were issued to officers. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

   The Company granted a total of 22,648 shares of common stock on the conversion date of which no shares became immediately vested under the plan. These shares vest over a five year period beginning January 14, 1994. A total of 4,530 shares were vested in both 1997 and 1996. The MSBP shares purchased in the conversion initially will be excluded from stockholder's equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata over the years during which the shares are payable and recorded as an addition to stockholders' equity. Net compensation expense attributable to the MSBPs amounted to $45,300 in 1997 and 1996.

   Employee Stock Ownership Plan (ESOP)
   ------------------------------------

   The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed six months service with the Company and having attained age twenty-one. The ESOP Trust purchased 33,972 shares of common stock in the initial public offering with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears interest at the prime rate plus one percent, adjustable quarterly. Interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

   As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

   Compensation expense for the ESOP was $91,915 and $76,012 for the years ended June 30, 1997 and 1996.

   ------------------------------------------------

   The following table presents the components of the ESOP shares.

                                                 1997                    1996
                                            --------------         ---------------

   Allocated shares                                 10,849                   6,794

   Shares released for allocation                    1,699                   1,699

   Shares distributed                               (1,295)                   (754)

   Unreleased shares                                21,424                  25,479
                                            --------------          --------------

   Total ESOP shares                                32,677                  33,218
                                            ==============          ==============

   Fair value of unreleased shares          $      492,753          $      560,538
                                            ==============          ==============

NOTE 15 - STOCK OPTION PLAN

   The Company maintains a Stock Option Plan for the directors, officers, and employees. An aggregate of 45,297 shares of authorized but unissued common stock of the Company were reserved for future issuance under the plan. The stock options typically have expiration terms ranging between one and ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to additional paid-in capital.

   On January 14, 1994, upon conversion, qualified stock options were granted for the purchase of 45,297 shares exercisable at the market price of $10 per share at a rate of one fifth per year beginning January 14, 1995. All options expire ten years from the date of grant. At June 30, 1997 and 1996, the initial stock options granted remain outstanding with none being exercised.

NOTE 16 - FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments are as follows:

                                                      1997                                          1996
                                      ------------------------------------           ------------------------------------
                                        Carrying                Fair                     Carrying               Fair
                                         Value                  Value                     Value                 Value
                                      ------------          --------------           ---------------      ---------------
   Financial assets:

     Cash and due from banks          $    116,612          $      116,612           $     115,026         $      115,026
     Interest-bearing deposits
         with other institutions         2,904,240               2,904,240                 627,318                627,318
     Investment securities               2,824,595               2,811,553               3,694,375              3,648,567
     Mortgage-backed securities          6,123,442               6,104,940               7,466,452              7,415,043
     Loans receivable                   31,947,791              32,912,000              32,126,518             32,682,000
     Accrued interest receivable           290,147                 290,147                 278,533                278,533
     Federal Home Loan Bank
         stock                             361,100                 361,100                 358,900                358,900
                                      ------------          --------------           -------------         --------------

                                      $ 44,567,927          $   45,500,592           $  44,667,122         $   45,125,387
                                      ============          ==============           =============         ==============
   Financial liabilities:

     Deposits                         $ 34,975,539          $   34,797,000           $  35,864,622         $   35,752,000
     Advance from Federal Home
         Loan Bank                         500,000                 500,000                      -                      -
     Accrued interest payable               56,261                  56,261                  32,903                 32,903
                                      ------------          --------------           -------------         --------------

                                      $ 35,531,800          $   35,353,261           $  35,897,525         $   35,784,903
                                      ============          ==============           =============         ==============


   Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

   If no readily available market exists, the fair value estimates for financial instruments would be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

   As certain assets and liabilities such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

   The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available, based upon the following assumptions:

   Cash and Due From Banks,  Interest-bearing  Deposits with Other Institutions,
   -----------------------------------------------------------------------------
   Accrued  Interest  Receivable,  Federal  Home Loan Bank Stock,  Advance  from
   -----------------------------------------------------------------------------
   Federal Home Loan Bank, and Accrued Interest Payable
   ----------------------------------------------------

   The fair value is equal to the current carrying value.

   Investment and Mortgage-backed Securities
   -----------------------------------------

   The fair value of investment securities held to maturity and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

   Loans Receivable and Deposits
   -----------------------------

   The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

   Commitments to Extend Credit
   ----------------------------

   These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in
   Note 4.

NOTE 17 - PARENT COMPANY

   The Company's balance sheet as of June 30, 1997 and 1996 and related statements of income and cash flows for the years ended June 30, 1997 and 1996 are as follows:

                            CONDENSED BALANCE SHEET

                                                                          June 30,
                                                                  1997               1996
                                                              -----------        ------------
   ASSETS
   Cash on deposit in subsidiary bank                         $   967,196        $    884,485
   Investment in subsidiary                                     8,039,402           7,649,170
   Loan receivable from ESOP                                      214,241             271,776
   Other assets                                                    47,553             124,515
                                                              -----------        ------------

               Total assets                                   $ 9,268,392        $  8,929,946
                                                              ===========        ============

   LIABILITIES AND STOCKHOLDERS' EQUITY
   Other liabilities                                          $    84,218        $     17,865
   Stockholders' equity                                         9,184,174           8,912,081
                                                              -----------        ------------

               Total liabilities and stockholders' equity     $ 9,268,392        $  8,929,946
                                                              ===========        ============


                         CONDENSED STATEMENT OF INCOME

                                                                    Year Ended June 30,
                                                                 1997                1996
                                                              -----------        ------------

   Undistributed earnings of subsidiary                       $   287,397        $    441,991
   Interest on loan to ESOP                                        20,182              24,757
                                                              -----------        ------------
                                                                  307,579             466,748

   Expenses                                                         9,690              14,483
                                                              -----------        ------------

   Income before income taxes                                     297,889             452,265

   Income tax expense                                              (3,133)              6,398
                                                              -----------        ------------

   Net income                                                $    301,022        $    445,867
                                                             ============        ============


                        CONDENSED STATEMENT OF CASH FLOWS

                                                                                    Year Ended June 30,
                                                                                 1997                  1996
                                                                              ----------           ----------
   OPERATING ACTIVITIES:
       Net income                                                             $  301,022           $  445,867
       Adjustment to reconcile income to net cash used:
            Undistributed earnings of subsidiary                                (287,397)            (441,991)
            Decrease (increase) in other assets                                   95,128               (2,310)
                                                                             -----------           ----------
                      Net cash provided by operating activities                  108,753                1,566
                                                                             -----------           ----------

   INVESTING ACTIVITIES:
       Payments from ESOP                                                         57,535               33,972
                                                                             -----------           ----------
                      Net cash provided by investing activities                   57,535               33,972
                                                                             -----------           ----------

   FINANCING ACTIVITIES:
       Cash dividends paid                                                       (83,577)                  -
                                                                             -----------           ----------
                      Net cash used for financing activities                     (83,577)                  -
                                                                             -----------           ----------

       Increase in cash and cash equivalents                                      82,711               35,538

   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                884,485              848,947
                                                                             -----------           ----------

   CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   967,196           $  884,485
                                                                             ===========           ==========

                                Corporate Office
 Peoples Savings Financial Corporation and Peoples Savings Bank

                         173 Main Street
                        Ridgway, PA 15853
                         (814) 773-3195

              Branch Offices - Peoples Savings Bank

 263 Main Street                           17 W. Long Avenue
 Brookville, PA 15825                      DuBois, PA 15801


   Board of Directors of Peoples Savings Financial Corporation and Board of Trustees of Peoples Savings Bank

 Norbert J. Pontzer                        Roger M. Hasselman
 Chairman of the Board

 Paul A. Brazinski                         William L. Murnaghan

 Carl W. Gamarino                          Jane P. Weilacher


                       Executive Officers

 Norbert J. Pontzer                        William L. Murnaghan
 President, Chief Executive Officer        Senior Vice President
   and Chairman of the Board

                         Glenn R. Pentz
               Chief Financial Officer, Treasurer
                     and Corporate Secretary

 Corporate Counsel                         Special Counsel
 Pontzer & Foradora                        Malizia, Spidi, Sloane & Fisch, P.C.
 9 South Mill Avenue, No. 4                One Franklin Square
 Ridgway, PA 15853                         1301 K Street, N.W., Suite 700 East
                                           Washington, D.C.  20005

 Independent Auditors                      Transfer Agent and Registrar
 S.R. Snodgrass A.C.                       Registrar and Transfer Company
 101 Bradford Road                         10 Commerce Drive
 Wexford, PA  15090                        Cranford, NJ 07016

                           Form 10-KSB

 Peoples Savings Financial Corporation's Annual Report for the year ended June 30, 1997 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Ridgway, Pennsylvania. The Annual Meeting of Stockholders will be held on October 23, 1997 at 9:30 a.m. at the Company's main office located at 173 Main Street, Ridgway, Pennsylvania.